STATE OF MAINE                                               Docket No. 97-930
PUBLIC UTILITIES COMMISSION
                                                             May 1, 1998

CENTRAL MAINE POWER COMPANY                                  ORDER
Application for Approval of
Reorganizations under
Section 708, of Transactions
with Affiliated Interests under
Section 707, and of Transfers
of Assets under Section 1101
of Title 35-A M.R.S.A.

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I.   SUMMARY

     In this Order, we approve Central Maine Power Company's request for approvals of a reorganization, affiliated interest transactions and transfers of assets to allow it to reorganize under a holding company structure, subject to certain conditions as specified below.

II.  BACKGROUND

     On December 8, 1997, Central Maine Power Company (CMP or the Company) filed with the Commission its Application for Approvals of Reorganizations under
Section 708, of Transactions with Affiliated Interests under Section 707, and of Transfers of Assets under Section 1101 of Title 35-A M.R.S.A. (the Application), requesting approval of the reorganization of the Company into a holding company structure and related approvals.1 As proposed, CMP and its non-utility subsidiaries will become subsidiaries of a new Maine corporation (HoldCo) whose primary function will be to coordinate the policies and direction of the corporate group and provide capital for subsidiary operations. All transmission and distribution plant used by CMP in connection with the transmission and distribution of electricity will remain assets of CMP and will be unaffected by the reorganization.

     The following entities were allowed to intervene as parties to this proceeding: Bangor Gas, Bangor-Hydro Electric Company, Coalition for Sensible Energy, Enron, Industrial Energy Consumer Group (IECG), Independent Energy Producers of Maine (IEPM), Maritimes and Northeast Pipeline, Maine Oil Dealers Association, Northern Utilities and the Public Advocate (OPA).

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1 At CMP's request, the Commission issued an order on Jaunary 27, 1998, granting interim approval to incorporate a holding company for the limited purpose of allowing CMP to make required Securities and Exchange Commission filings.


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Order                                -2-                      Docket No. 97-930

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     On January  29,  1998,  the  Hearing  Examiner  issued a  Procedural  Order separating the requested reorganization approvals relating to HoldCo, CMP, and CMP's existing utility and non-utility affiliates into Phase I. Approvals relating to CMP's energy marketing affiliate, EnerMark, will be considered in
Phase  II  of  this  docket,   while  approvals  relating  to  the  natural  gas
distribution  business  are  being  considered   simultaneously  in  a  separate
proceeding assigned Docket No. 98-077. Certain service agreements will be addressed after the issues in Phases I and II have been decided.

     Technical conferences were held on January 30 and February 20, 1998, at which the parties asked questions on various aspects of the Application. The Company responded to written and oral data requests submitted by the parties to this proceeding. The Hearing Examiner afforded the parties time to negotiate a resolution of the various issues in the case. On March 26, 1998, CMP informed the Commission that although active negotiations had taken place, agreement was not reached on all issues. On March 30, 1998, OPA, IECG, IEPM (the Joint Parties) filed proposed findings and order describing the conditions it believed necessary for the Commission to approve the reorganization. CSE later joined in this filing. In its April 15 comments, CMP indicated where it agreed and disagreed with the Joint Parties filing.

     On April 21, 1998, the Commission held an evidentiary hearing in this proceeding. Dr. Richard Bower testified on behalf of the Joint Parties. David Brooks testified on behalf of CMP. At the close of the hearing, all parties were given the opportunity to present oral arguments.

     III. Standard of Review

     The Commission is considering the following six requests of CMP in this docket:

     1. The creation of a corporation that will become the parent company of CMP through its ownership of all the outstanding common stock of the Company (HoldCo);

     2. The creation of a corporation whose only purpose will be to facilitate the corporate reorganization and which, when organized, will be a wholly-owned subsidiary of HoldCo and will cease to exist once it has served its purpose (MergeCo);

     3. The conversion and exchange of all the outstanding shares of the Company's common stock into an equal number of shares of HoldCo's common stock;



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Order                           -3-                           Docket No. 97-930

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     4. The  merger  of  MergeCo  into the  Company,  with  the  Company  as the surviving corporation, and the resulting conversion of the outstanding shares of MergeCo common stock into a number of shares of the common stock of the Company equal to the number of shares of the Company's common stock outstanding immediately prior to the share conversion described in item 3 above, which will be deemed issued by the Company for this purpose;

     5. The dividend by CMP to HoldCo of the stock of specified non-utility wholly-owned subsidiaries of CMP to carry out the reorganization;

     6. The creation of one or more affiliated interests of HoldCo and non-utility subsidiaries or other non-utility affiliates of HoldCo, including joint ventures, general partnerships, limited partnerships, limited facility companies and corporations, to enhance the ability of these entities to market and furnish their services.

     The Commission must find that the reorganizations are consistent with the interests of the utility's ratepayers and investors. 35-A M.R.S.A. ss. 708(2)(A). In granting the approvals the Commission may impose terms, conditions or requirements it determines are necessary to protect the interests of ratepayers. These may include conditions to assure: reasonable access to books and records; the continued ability of the Commission to regulate transactions between affiliated interests; the utility's continued ability to provide safe reasonable adequate service; the utility's credit is not impaired or adversely affected; and reasonable limits on total level of investment in nonutility business. 35-A M.R.S.A. ss. 708(2)(A)(1-9).

IV.  ISSUES

     This reorganization proceeding raises several important regulatory policy questions. We discuss these issues in this section, as raised by the Joint Parties and responded to by CMP.

A.   Investment Level

     The Joint Parties argue that HoldCo's investments in non-utility activities should be limited to five percent of CMP's total capitalization, based on the requirements in Chapter 820, Utility Requirements for Non-Core Activities Transactions Between Affiliates.2 While they acknowledge that Chapter 820 does not

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2 The Commission  provisionally  adopted Chapter 820, which governs transactions between affiliates, on February 18, 1998. The Legislature approved this major substantive rule, with certain amendments, by resolve enacted on March 30, 1998. Therefore, the rule will be effective following the Commission's adoption of it with the required amendments after June 30, 1998, the effective date of the resolve. However, CMP has agreed to abide by Chapter 820's provisions in the context of the proposals at issue here.


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Order                         -4-                             Docket No. 97-930

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apply to investments by HoldCo because Chapter 820 limits the amount a regulated
Utility can invest in a subsidiary, they claim that the holding company structure does not materially change the appropriate cap on investment. CMP's
total  book   capitalization   (predivestiture)   is  $1,219  million  and  thus
non-utility investments would be limited to $60.95 million, under a 5% cap.

     CMP believes that an investment limit is unnecessary. But would accept a limit of $240 million (about 20% of pre- divestiture total book capitalization).

     We find that a basic advantage of the holding company organizational structure is that non-utility activities can be more cleanly separated from utility activities. In particular, the capital structures of utility entities are separated from non-utility entities with the holding company form, which better "insulates" ratepayers from the activities of the HoldCo's non- utility affiliates. Nevertheless, some limit on HoldCo investment in non-utility activities may provide useful additional protection for utility ratepayers. As the testimony of Dr. Bower suggested, it is prudent to limit, at least to some degree, the extent to which HoldCo management will be distracted from its obligations to CMP by issues arising from its unregulated activities. We conclude, however, that the 5% limit on investment by the utility itself is unnecessarily restrictive in light of the insulating effect on the HoldCo structure. A limit of $240 million on investments in non-utility subsidiaries and other non-utility activities, excluding any such subsidiaries created for the purpose of engaging, directly or indirectly, in the natural gas distribution business, should protect ratepayers adequately.

     The Joint Parties also recommended that CMP be permitted to transfer up to $1,000,000 per year, for 3 years, of non-T&D related assets from CMP to any of its affiliates without further Commission approval. CMP sought approval for a 5-year period. We conclude that, after 3 years, the affiliates should be able to stand sufficiently on their own to alleviate the need for substantial additional asset transfers from CMP. Therefore we adopt the condition proposed by the Joint Parties. Moreover,


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Order                            -5-                          Docket No. 97-930

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we clarify that,  even during the 3-year  period,  CMP must report any transfers with a value above $20,000.

B.   HoldCo Debt Issuance and Guarantees

     The Joint Parties argue that HoldCo be restricted to issuing only short-term debt, which would be capped at 5% of the total capitalization of HoldCo and that HoldCo would not provide any "guarantees" on the obligations of any non-utility affiliate of HoldCo.

     CMP responds that it is unnecessary to impose any restrictions on HoldCo's debt issuances but that it would accept, for a period of up to 5 years, a limit of debt/total capital of 50%. CMP suggests that there should be no restrictions on HoldCo's ability to provide guarantees. Because the T&D subsidiary of HoldCo would not be allowed to provide guarantees to non-utility affiliates, CMP believes that ratepayers are adequately protected.

     Because this issue is related to the "double leverage" issue, it is useful to review the Commission's policy on double leverage. The Commission's "divisional cost of capital" practices were stated most recently in the last Bell Atlantic (F/K/A NYNEX) rate case:

     We will not use the double leverage approach in this case because there is no evidence to suggest that: (1) the Company's actual capital structure is unreasonable; (2) NYNEX Corp.'s policies (such as its payout ratio policy) have been inappropriate; or (3) that the capital structure does not strike an appropriate balance between low cost and financial integrity. Further, double leverage theory ignores competition among subsidiaries for capital from a parent company.

     Unless we determine that there is substantial evidence that the Company's capital structure is unreasonable, we will use the "divisional cost of capital" model to determine the Company's appropriate overall cost of capital. The divisional cost of capital approach is based on the principle that different subsidiaries of a parent company are exposed to different risks, as evidenced by the different bond ratings and debt costs. This same principle holds for equity investments as well; the cost of equity will


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Order                               -6-                       Docket No. 97-930

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     vary between divisions of the same parent company,  depending upon the risk
     profile  of  that  division's  operations.   Using  double  leverage  would
     inappropriately obscure this fact. We have thus evaluated the Company's capital structure using the divisional cost of capital approach.

Frederic A. Pease et al. v. New England Telephone and Telegraph Company d/b/a NYNEX, Complaint Requesting Commission Investigation of the Level of Revenues Being Earned by NYNEX and Determination of Whether Toll and Local Rates Should be Reduced, Docket No. 94-254, Order at 7-8 (May 15, 1995); 162 PUR 4th 110
(1995).

     Following this policy, the Commission will focus in any rate case on the regulated subsidiaries of HoldCo and will use "divisional cost of capital" concepts. Thus, if the regulated subsidiary has a reasonable capital structure, the Commission will rely on that capital structure to determine the overall cost of capital of the subsidiary. If the capital structure is not reasonable, the Commission will use a "hypothetical" capital structure, based on a review of industry averages, rating agency guidelines, and other data. The Commission will use the utility subsidiary's embedded debt and preferred stock costs and estimate the forward-looking cost of equity for the utility subsidiary (based on a review of comparable market-traded companies).

     The Commission will generally not review the debt issuances of the non-regulated HoldCo. Because the assets are at the subsidiary level, lenders will prefer lending at the subsidiary level. Nevertheless, we believe that the 50% restriction that CMP suggests provides an additional assurance that ratepayers will not be harmed because of financial problems at the holding company level and therefore we adopt it. We do not adopt CMP's suggested 5-year "sunset" of this 50% debt restriction at the holding company level. Nor do we adopt the Joint Parties's recommendation that the holding company not be allowed to "guarantee" or provide credit enhancement to support its non-utility subsidiaries. Because HoldCo's regulated utility subsidiaries cannot be used to provide "guarantees" or credit enhancement to HoldCo's non-utility subsidiaries, the utility ratepayers are sufficiently protected and therefore we will not restrict HoldCo's ability to guarantee or credit-enhance the debt of its non-utility subsidiaries or affiliates.

C.   Dividends

     The Joint Parties would restrict dividend payments by the T&D Company to HoldCo to no more than 100% of "cash" income available for dividends calculated on a 2-year rolling average


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Order                            -7-                          Docket No. 97-930

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basis  but would not  restrict  payments  resulting  from  divestiture.  The T&D company management would consult with "senior" PUC staff before paying a dividend that exceeds these restrictions.

     CMP states that dividend policy has not heretofore been regulated by the PUC and that the HoldCo reorganization is not a basis to begin regulating dividend policy. CMP notes that dividend policy is a "highly sensitive" area of discretion for its Board of Directors and that the Commission has other ways to assure that ratepayers are well-served by the T&D company (e.g., service quality standards, Section 1303 investigations, rate cases, etc.).

     We decline to place additional restrictions, in advance, on the dividend policy of CMP. We will, however, require the Company to notify the Commission within 30 days if a utility subsidiary pays a dividend to HoldCo that is more than 100% of income available for dividends, calculated on a 2-year rolling average basis. This notice should inform the Commission on the utility subsidiary's financial condition. Moreover, the Commission reserves the right in the future, should financial circumstances warrant, to impose limitations on the dividend policy of the regulated CMP T&D Co.

D. Officers and Directors

     The holding company structure can provide benefits by clearly separating the non-utility activities from utility- related activities. The holding company structure makes interaffiliate transactions more visible. This raises the issue of whether CMP's board members or officers should be allowed to be on the boards of non-utility entities.

     The Joint Parties would restrict CMP's officers and board members from serving as officers or board members of any affiliated competitive energy provider or of any subsidiary or affiliate that has or will have significant business dealings with CMP.

     CMP states that it will not contest a provision that prevents officers and members of CMP's board of directors from serving as officers or board members of any affiliated competitive energy provider. CMP disputes extending that prohibition to subsidiaries that are not competitive energy providers because it would be difficult to provide appropriate board members and officers from outside CMP.

     We will not allow officers and members of CMP's board of directors to serve as officers or board members of any affiliated competitive energy provider. We believe that the highest degree of separation is required to avoid distorting the


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Order                            -8-                           Docket No. 97-930

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nascant  competitive  energy  markets.   We  will  not,  however,   extend  this
restriction to CMP's other non-utility activities.3 Extending the restriction is unnecessary, and we are reluctant to reduce CMP's ability to achieve operational economies.

E.   Corporate Naming

                  CMP requests that "HoldCo" be named "Central Maine Power Enterprises, Inc." and that it not be required to pay royalties to CMP for use of its name as required by Chapter 820. The Joint Parties agreed that HoldCo should be exempt from such payments to the extent it remains merely a holding company.

     We do not find that renaming HoldCo as "CMP Enterprises, Inc." would, in itself, trigger a royalty payment under Chapter 820. Because HoldCo will be a non-operating entity with no customers, markets or competitors, HoldCo will not rely on CMP's established customer relationships and business reputation. HoldCo's use of the name CMP Enterprises, Inc. will merely assist the financial community and investors in identifying HoldCo's origin. While we will allow HoldCo to change its name to CMP Enterprises, Inc., if it chooses to do so, it is important to emphasize that we will not allow CMP to circumvent our rules regarding royalty payments with any claim that the name being used is that of the holding company rather than CMP.

F. Tax Treatment

     The Joint Parties propose that we require CMP to calculate its taxes for ratemaking purposes using a consolidated tax return. We decline to adopt this condition. The Commission has consistently required that ratepayers obtain the benefits (if any) of a consolidated filing; moreover, the conditions we impose in this order clearly require that ratepayers be held harmless, to the extent possible, from any adverse financial consequences of the new structure. There is, in our judgment, no need to enshrine our policy concerning the treatment of taxes for CMP in a condition here.

G. Costs of Reorganization

     We agree that costs of the reorganization should be borne entirely by shareholders. While, as CMP suggests, some of the impetus for the reorganization may have come from the requirements to divest generation assets and conduct unregulated business through separate subsidiaries, the structure proposed by

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3 Chairman Welch dissents and would modify this condition. See attached dissent.


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Order                           -9-                           Docket No. 97-930

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CMP here goes beyond what the law and our regulations inquire and must be viewed as a choice by CMP's management. We decline, however, to include specific inferences to any bonuses or similar payments in the condition relating to costs: such payments are not in any qualitative sense different from any other reorganization-related cost.

V.   FINDINGS AND ORDERING PARAGRAPHS

     Based on our review of materials submitted by CMP in this proceeding, the Comments and submissions of other parties, the evidence produced at the hearings in this case and the oral arguments of the parties, we make the following findings approving CMP's reorganization with necessary conditions to comply with 35-A M.R.S.A. ss. 708:

     1. The creation of a corporation, referred to as HoldCo in the Application [but that will likely be named Central Maine Power Enterprises, Inc.], that will, if all other necessary regulatory and shareholder approvals are obtained, become the parent company of CMP (the Company) through its ownership of all the outstanding common stock of the Company, as provided in the Agreement and Plan of Merger filed as Exhibit B to the Application (the Merger Plan), is consistent with the interests of the Company's ratepayers and investors and is therefore approved. The Commission notes that HoldCo has previously been organized as a corporation under the laws of Maine for the purpose of filing application with the Securities and Exchange Commission in furtherance of the proposed reorganization of the Company into a holding company structure, as provided in the Commission's Order dated January 27, 1998 in this Docket. HoldCo will not be a "public utility" as defined in Section 102 of Title 35-A.

     2. The creation of a corporation, referred to in the Application as MergeCo, which, when organized, will be a wholly-owned subsidiary of HoldCo whose only purpose will be to facilitate the corporate reorganization as described in Section 4 below, is consistent with the interests of the Company's ratepayers and investors and is therefore approved.

     3. The conversion and exchange of all the outstanding shares of the Company's common stock into an equal number of shares of HoldCo's common stock as described in the Application and as provided in the Merger Plan is consistent with the interests of the Company's ratepayers and investors and is therefore approved.

     4. The merger of MergeCo into the Company, with the Company as the surviving corporation, and the resulting conversion of the outstanding shares of MergeCo common stock into


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Order                          -10-                           Docket No. 97-930

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a number of shares of the  common  stock of the  Company  equal to the number of shares of the Company's common stock outstanding immediately prior to the share conversion described in Section 3 above, which will be deemed issued for that purpose, as provided in Section 901 of Title 13-A M.R.S.A. and as reflected in the Merger Plan, resulting in the Company's becoming a subsidiary of HoldCo, is consistent with the interests of the Company's ratepayers and investors and is therefore approved.

     5. The Merger Plan, which reflects the transactions described in Sections 1 through 4 above and related provisions to carry out the reorganization of the Company into a holding company structure, as required by Section 901 of Title 13-A M.R.S.A., is consistent with the interests of the Company's ratepayers and investors and is therefore approved.

     6. (a) The dividend by CMP to HoldCo of the stock of CMP International Consultants (CMPI), MaineCom Services, and TeleSmart, each of which is currently a wholly-owned corporate subsidiary of CMP and after such dividend will be a wholly-owned subsidiary of HoldCo with HoldCo owning all of their outstanding common stock, and the transfer by CMPI of its E/PRO division to Union Water-Power Company (Union Water), are consistent with the interests of the Company's ratepayers and investors, and are therefore approved.

     (b) The dividend by CMP to HoldCo of Union, which is currently a wholly-owned corporate subsidiary of CMP, and after such dividend will be a wholly-owned subsidiary of HoldCo (with HoldCo owning all of Union Water's outstanding common stock), is consistent with the interests of the Company's ratepayers and investors and is therefore approved, subject to the following conditions: (i) that this dividend shall be without prejudice to any party to argue in Docket No. 97-580, Investigation by Central Maine Power Company's Stranded Costs, Transmission and Distribution Utility Revenue Requirements and Rate Design, that ratepayers should receive compensation for all or a portion of the value of particular assets of Union Water to the extent costs or risks associated with those assets have been borne by ratepayers; (ii) neither HoldCo nor the Company shall contest the authority of the Commission to require that ratepayers receive such compensation, notwithstanding the dividend by CMP to HoldCo of Union Water pursuant to this reorganization; and (iii) HoldCo and the Company will comply with any final, non-appealable order of the Commission imposing such a requirement. A party seeking to exercise its rights under this paragraph shall be permitted to conduct reasonable discovery in the rebuttal phase of Docket No. 97-580 with respect to Union Water assets and relationships with CMP. The Commission fully retains its authority to decide this compensation issue in Docket No. 97-580 or any other docket.


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Order                          -11-                           Docket No. 97-930

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     7. The creation of one or more affiliated interests,  as defined in Section
707 of Title 35-A M.R.S.A.,  of HoldCo and of HoldCo's non-utility  subsidiaries
and  other   non-utility   affiliates,   including   joint   ventures,   general
partnerships, limited partnerships, limited liability partnerships, limited liability companies, corporations and other forms of organization, to enhance the ability to develop business ventures and market and furnish services, and the investment by HoldCo in such entities within the authorized investment level as provided in Section q. below and by its non-utility subsidiaries and other non-utility affiliates is consistent with the interests of the Company's ratepayers and investors and is therefore approved.

     8. As required by Section 708 of Title 35-A, the following additional conditions are necessary to protect the interests of ratepayers:

     a. Asset Transfers at Time of Reorganization. The parties acknowledge that approximately 10 officers and employees of the Company will become officers and employees of HoldCo at the effective time of the reorganization. In connection with the transfer of the E/PRO division of CMPI to Union Water at that time, approximately nine to 11 Company employees will be E/PRO employees. Furniture, personal computers and other office equipment and materials currently used by the Company officers and employees may be transferred to HoldCo and Union Water (as the case may be) by the Company if the Company determines that such transfers are in its best interests. HoldCo and Union Water must pay market value for assets transferred to them by CMP. From and after the effective date of the reorganization, HoldCo will report to the Commission all transfers of assets by HoldCo above $20,000 in value to any of its subsidiaries or other affiliates.

     b. Subsequent Asset Transfers. During the 3-year period beginning on the effective date of the reorganization, CMP may, without additional Commission approval, transfer to any affiliated interest, as defined in Section 707 of Title 35-A M.R.S.A., any assets that are not specific and unique to the conduct of its transmission, and distribution business, so long as the total of all transfers does not exceed $1,000,000 in aggregate market value per calendar year, including the assets described in paragraph (a), above. HoldCo, CMP and any other regulated utility subsidiary will report to the Commission all transfers of assets by HoldCo above $20,000 in value to any of its subsidiaries or other affiliates. Such transfers are in the public interest and are also hereby approved under Section 707

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Order                          -12-                           Docket No. 97-930

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          of Title 35-A  M.R.S.A.  and under  Section 1101 thereof to the extent applicable. Any affiliated interest of CMP to which any such asset is transferred will pay the market value of the asset. CMP may not transfer to any affiliated interest or to any third party assets that are specific and unique to the conduct of its transmission and distribution business, including rights-of-way without authorization of the Commission under Section 707 and/or Section 1101 of Title 35-A M.R.S.A., as applicable. Prior to the expiration of the 3-year period, CMP may apply to the Commission for an extension of the authority to transfer assets to its affiliates on the terms set forth in this
          Section 8(b). Transfers of assets beyond those specified herein are prohibited without express Commission approval.

     c. Access to Books and Records. The Commission will have access to books, records and documents of all public utilities in the holding company system, of HoldCo, and of non-utility subsidiaries and other affiliates in which HoldCo directly or indirectly holds a majority interest. On request of the Commission, HoldCo will use reasonable efforts to produce books, records and documents of affiliates in which it does not directly or indirectly hold a majority interest.

     d. Testimony. On request of the Commission, HoldCo will direct any employee or officer of HoldCo or of any subsidiary or other affiliate in which HoldCo directly or indirectly holds a majority interest to appear before the Commission for the purpose of giving testimony.

          e. Financial Statements. HoldCo will provide to the Commission quarterly and annual financial statements.

          f. SEC Filings. HoldCo will provide to the Commission copies of all periodic reports filed by HoldCo with the Securities and Exchange Commission.

          g. Confidentiality. HoldCo shall retain the right to request that certain business, financial and proprietary information of HoldCo or any of its subsidiaries or other affiliates should be treated as confidential. Appropriate protections will be provided under the Commission's rules or as otherwise provided by law, including the issuance of appropriate protective orders.

          h. Utilities Securities Issuance. Securities issued by the Company will be done independently of HoldCo. The

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Order                          -13-                           Docket No. 97-930

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               proceeds of any  securities  issued by the  Company  will be used exclusively by the Company for its business.

          i. Reorganization Costs. All costs arising from the reorganization of the Company to a holding company system will be borne by shareholders.

          j. Ownership of CMP. Without prior Commission approval, HoldCo will not sell, pledge or otherwise transfer any common stock of the Company.

          k. Political Activities. HoldCo will comply with the provisions of Chapter 83 of the Commission's rules applicable to political and lobbying contributions and expenses.

          l. Standards of Conduct. The existence of HoldCo will not provide a means to circumvent any of the provisions of 35-A M.R.S.A.
               Section 3205 or the Commission's rules adopted pursuant to that Section. Specifically, HoldCo may not engage in any conduct that circumvents the standards set forth in 35-A M.R.S.A. Section 3205, including but not limited to actions that would assist in or facilitate the provision of products, services or information from CMP, as a transmission and distribution utility, to an affiliated competitive provider, as defined in Section 3205, to the extent that CMP is prohibited from directly providing such products, services or information to its affiliated competitive provider under the provisions of the law. Before any officer, director or employee of HoldCo obtains from CMP any document or copy thereof that includes information whose release or use by CMP is restricted pursuant to Section 3205, he or she will sign an appropriate agreement stating that he or she will not release or use the information in any way that CMP could not release or use it pursuant to Section 3205. HoldCo will promptly report any known violation of this paragraph or other known violation of the standards of conduct to the Commission.

          m. Officers and Directors. Officers and members of the Board of Directors of CMP will not serve as officers or members of the Board of Directors of any affiliated competitive energy provider.

          n. Physical Location. CMP, as a transmission and distribution utility, and its affiliated competitive provider will be located in separate buildings within 120 days of the effective date of the reorganization. A non-utility affiliate of CMP with more than ten (10)


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Order                          -14-                           Docket No. 97-930

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               employees  and  annual  revenues  exceeding  $200,000  may not be located in the same office building as CMP. A subsidiary or other affiliate not located at 83 Edison Drive, Augusta, Maine as of the date of any approval of this reorganization by the Commission will not be relocated to those premises.

          o. Support Services. Except as otherwise provided herein, CMP may provide support services in the following areas to any unregulated competitive energy provider with which it is affiliated: accounting, payroll, tax, shareholder services, insurance, financial reporting, financial planning and analysis, human resources, regulatory and governmental affairs, legal, information systems, purchasing, audit, transportation and treasury. All such services will be provided in conformance with the provisions of Chapter 820, Utility Requirements for Non-Core Activities and Transactions between Affiliates, of the Commission's Rules and with the provisions of any final rule governing transactions with an affiliated competitive provider. CMP may not provide other support services to any unregulated competitive energy provider with which it is affiliated without express Commission approval.

          p. Tax Effects. CMP will obtain a written opinion of tax counsel for CMP, providing assurances that carrying out the reorganizations will not result in any tax effects for CMP. To the extent that any such tax effects occur, ratepayers will not bear any cost of such tax effects.

          q. Investment Limits in Subsidiaries and Affiliates. HoldCo may, without further Commission approval, invest up $240 million in non-utility subsidiaries and other non-utility affiliates, excluding any such subsidiaries or other affiliates created for the purpose of engaging, directly or indirectly, in the natural gas distribution business.

          r. Financial Integrity of T&D Co. To protect and maintain the financial integrity of the regulated T&D Company:

               (i) HoldCo may issue debt of any maturity provided that the aggregate principal amount of debt outstanding at any one time does not exceed 50% of HoldCo's capitalization.

               (ii) Except as expressly authorized in (i) above, the debt of the Company will be raised by CMP and will not be derived from HoldCo.


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Order                          -15-                           Docket No. 97-930

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               (iii)  The T&D Co.  will not make  loans to  HoldCo or any of the
               unregulated   subsidiaries   and   affiliates;    guarantee   the
               obligations of either the HoldCo or any or the unregulated subsidiaries and affiliates; or pledge its assets as security for the indebtedness of HoldCo or any subsidiary or affiliate.

               (iv) In any given year if the T&D Company pays out more than 100% of income available for dividends calculated on a two-year rolling average basis, the T&D Company shall notify the Commission within 30 days of that dividend payment. The Commission reserves the right, in the future, to limit dividends, of this regulated CMP T&D Co., should financial or related circumstances warrant.

          s. Prior Commission Orders. Because of the conditions set forth above, the Order of the Commission dated November 23, 1994 in Docket 94-147 providing for above-the-line treatment of the income and expenses of CMPI and limiting investments in CMPI to $1.5 million will be modified as follows and will have no further force and effect from and after the effective date of the reorganization: CMPI's income and expenses will no longer be reported above the line and HoldCo may invest in CMPI within the limits authorized in Section 8(q) above. In addition, the Commission's Order Approving Stipulation dated September 9, 1995 in Docket No. 95- 251 and its Order dated March 4, 1997 in Docket No. 97- 025 providing for above-the-line treatment of TeleSmart's income and expenses, limiting investments in TeleSmart to $2.5 million, and requiring a 45-day review period for the creation of non-utility affiliated interests of TeleSmart will be modified as follows and will have no further force and effect from and after the effective date of the reorganization: TeleSmart's income and expenses will no longer be reported above the line, HoldCo may invest in TeleSmart within the limits authorized in Section 8(q), above, and TeleSmart may create non-utility affiliates as provided in Section 7.

          t. Use of Corporate Name/Royalty Payments. With respect to the naming of HoldCo as "Central Maine Power Enterprises, Inc." there is good cause for waiver by the Commission of the provision of Chapter 820, Utility Requirements for Non-Core Activities and
               Transactions between Affiliates, that may otherwise require HoldCo to pay royalties to CMP for use of the CMP name. Because HoldCo will be a non-operating entity with no customers, markets, or competitors, it will not rely on


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Order                          -16-                           Docket No. 97-930

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               CMP's established customer  relationships and business reputation for the purpose of promoting a fledgling business enterprise. Since HoldCo will be a corporation whose shares are widely held by its shareholders, HoldCo's use of this name will assist the financial community and investors in identifying HoldCo's origin. HoldCo may not, however, in the future claim that use of the CMP name by other subsidiaries is not subject to royalty payments because the name of the holding company is being used rather than the name of CMP itself. For the purposes of applying the royalty requirement, the use of "CMP" or "Central Maine Power" - whether referring to CMP (the regulated entity) or Central Maine Power Enterprises, Inc. - will be considered use of the regulated company's name.

Accordingly, we

                                    O R D E R


1. That CMP's proposed reorganization filed in this docket be approved pursuant to the conditions and requirements set forth herein.

2. That the reorganization of CMP on the conditions set forth in this Order and the transactions described herein to implement the reorganization, are consistent with the interests of the CMP's ratepayers and investors under
     Section 708 of Title 35-A M.R.S.A.




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Order                          -17-                           Docket No. 97-930

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3.   That the  transfers  of assets by the  Company  to  certain  affiliates  as described herein are consistent with the public interest under Sections 707 and 1101 of Title 35-A M.R.S.A.


     Dated at Augusta, Maine this 1st day of May, 1998.


                                                     BY ORDER OF THE COMMISSION





                                                     Dennis L. Keschl
                                                     Administrative Director



COMMISSIONERS VOTING FOR:           WELCH:      Dissenting in part.  See
                                                attached Dissenting Opinion.
                                    HUNT
                                    NUGENT


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Order                          -18-                           Docket No. 97-930

-------------------------------------------------------------------------------


Chairman Welch, dissenting in part.

     I recognize that, as a practical matter, information is likely to flow among members of the HoldCo board of directors in ways that may frustrate the prophylactic intent of any prohibition concerning multiple board memberships. I am also sympathetic to CMP's assertion that board expertise is a scarce resource, and there are efficiencies in assigning individuals who serve as CMP board members and officers to fulfill similar functions in unregulated affiliates. If we are to take the notion of separation seriously, however, it seems to me that we should insist that those who are responsible for the operation of the regulated utility should be distracted as little as possible by the Siren song of unregulated activities. The level of distraction, and the loss to rate payers' interests, will be impossible to quantify. The injury may be slight, but so would be the burden on HoldCo's shareowners of finding the necessary expertise for the unregulated affiliates outside of the regulated company. I would, therefor, preclude any board member or officer of CMP from also serving as a director or officer of any unregulated affiliate (other than HoldCo itself).

Order                          -19-                           Docket No. 97-930

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                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of adjudicatory proceedings are as follows:

     1.   Reconsideration  of the  Commission's  Order  may be  requested  under
          Section 6(N) of the Commission's Rules of Practice and Procedure (65-407 C.M.R.11) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which consideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320 (1)-(4) and the Maine Rules of Civil Procedure, Rule 73 et seq.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. ss. 1320 (5).

  Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.